NEXEN INC. 801 – 7 Avenue SW Calgary AB Canada T2P 3P7 T 403 699.5488 F 403 699.7593 www.nexen.com Email brendon_muller@nexen.com

April 9, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St. N.E.

Washington, D.C.

20549

Attention:	Sean Donahue, Division of Corporation Finance

Re:	Response Submitted in the Matter of Nexen Inc.'s Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 21, 2008 File No. 1-06702

Dear Sir;

With respect to a comment letter dated March 31, 2008 (the "Comment Letter") from the staff (the "Staff) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission"), this letter is our response to the Staff's Comment Letter (the "Response") relating to our annual report on Form 10-K for the year ended December 31, 2007.

Company Response

For your convenience, the text of the Staff's comment is set forth in bold followed by our response. The headings and numbered response set out below correspond to the heading and numbered comment in the Staff's Comment Letter.

Controls and Procedures, page 125

1.    We note your statement that "Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives." Please confirm that in future filings you will revise, to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to section II.F4 of Management's Reports on Internal Control Over Financial Reporting and Certification Disclosure in Exchange Act Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response to Comment 1

Nexen Inc. (the "Company") confirms that in future filings we will revise the first paragraph currently presented in Item 9A Controls and Procedures Evaluation of Disclosure Controls and Procedures to state clearly that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at that reasonable assurance level. The revised paragraph will read as follows:

"The Company’s Chief Executive Officer and Chief Financial Officer have designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), or caused such disclosure controls and procedures to be designed under their supervision, to ensure that material information relating to the Company is made known to them, particularly during the period in which this report is prepared. They have evaluated the effectiveness of such disclosure controls and procedures as of the end of the period covered by this report (“Evaluation Date”). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures are effective (i) to ensure that information required to be disclosed by us in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms; and (ii) to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to our management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, does not expect that the Company’s disclosure controls and procedures or internal controls will prevent all possible error and fraud. The Company’s disclosure controls and procedures are, however, designed to provide reasonable assurance of achieving their objectives, and the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s financial controls and procedures are effective at that reasonable assurance level."

On behalf of the Company, I hereby acknowledge that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

The contact information of the responsible representative at Nexen is Mr. Brendon Muller, Controller, 801 - 7th Avenue S.W., Calgary, Alberta, Canada T2P 3P7, tel: (403) 699-5488 fax: (403) 699-7593.

Yours very truly,

NEXEN INC.

/s/ Brendon Muller

Brendon Muller

Controller

cc: Sean Donahue (202-772-9368)